UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
        Washington, D.C. 20549
        SCHEDULE 13G/A

      Under the Securities Exchange Act of 1934




(AMENDMENT NO. 1)*






The Management Network Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
561693201
(CUSIP Number)
April 21, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      x Rule 13d-1(b)
      o Rule 13d-1(c)
      o Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages







      CUSIP No. 561693201

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
      HUNTLEIGH ADVISORS, INC.

        2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b) o

        3. SEC Use Only

        4. Citizenship or Place of Organization
      MISSOURI

      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With 5. Sole Voting Power
      0

      6. Shared Voting Power
      118,603

      7. Sole Dispositive Power
      0

      8. Shared Dispositive Power
      118,603

        9. Aggregate Amount Beneficially Owned by Each Reporting Person
      118,603

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) o



        11. Percent of Class Represented by Amount in Row (9)
      1.67%

        12. Type of Reporting Person (See Instructions)
      IA


  Page 2 of 8 pages






      CUSIP No. 561693201

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
      HUNTLEIGH SECURITIES CORP.

        2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b) o

        3. SEC Use Only

        4. Citizenship or Place of Organization
      MISSOURI

      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With 5. Sole Voting Power
      11,048

      6. Shared Voting Power
      118,603

      7. Sole Dispositive Power
      11,048

      8. Shared Dispositive Power
      118,603

        9. Aggregate Amount Beneficially Owned by Each Reporting Person
      118,603

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) o



        11. Percent of Class Represented by Amount in Row (9)
      1.67%

        12. Type of Reporting Person (See Instructions)
      BD



 Page 3 of 8 pages





      CUSIP No. 561693201

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
      Datatex Investment Services, Inc.

        2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b) o

        3. SEC Use Only

        4. Citizenship or Place of Organization
      United States

      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With 5. Sole Voting Power
      107,555

      6. Shared Voting Power
      118,603

      7. Sole Dispositive Power
      107,555

      8. Shared Dispositive Power
      118,603

        9. Aggregate Amount Beneficially Owned by Each Reporting Person
      118,603

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) o



        11. Percent of Class Represented by Amount in Row (9)
      1.67%

        12. Type of Reporting Person (See Instructions)
      IA




Page 4of 8 pages







      Item 1.
        (a) Name of Issuer:
      The Management Network Group, Inc. (the "Issuer")
        (b) Address of Issuer's Principal Executive Offices:
      7300 College Boulevard, Suite 302, Overland Park, KS 66210

      Item 2.
        (a) Name of Person Filing:
      This Statement on Schedule 13G (this "Statement") is filed by Huntleigh Advisors, Inc., and Huntleigh Securities Corp, which are affiliated companies under common control.
        (b) Address of Principal Business Office or, if none, Residence:
      7800 Forsyth Blvd, 5th Floor, St. Louis, MO 63105
        (c) Citizenship:
      Huntleigh Advisors, Inc. is a Missouri corporation and an SEC registered investment adviser. Huntleigh Securities Corp. is a Missouri corporation and an FINRA member broker/dealer. Datatex Investment Management , Inc. is a Missouri corporation and an SEC registered investment adviser
        (d) Title of Class of Securities:
      Common Stock
        (e) CUSIP Number:
      561693201

      Item 3. Not applicable



      Item 4. Ownership
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
        (a) Amount beneficially owned:
      Huntleigh Advisors, Inc.   Huntleigh Advisors, Inc. is the record and
      beneficial owner of 0 shares of Common Stock and shares voting and dispositive power over 118,603 with Huntleigh Securities Corp., and Datatex Investment Services, Inc.
      Huntleigh Securities Corp. Huntleigh Securities Corp., as an affiliated company under common control, may be deemed to beneficially own the 107,555 shares held of record by Huntleigh Advisors, Inc. and Datatex Investment Services, Inc., and shares voting and dispositive power over such shares with Huntleigh Advisors, Inc. and Datatex Investment Services, Inc., and has voting and dispositive power over 11,048 shares at Huntleigh Securities Corp.
      Datatex Investment Services, Inc. Datatex Investment Services, Inc., is the record and beneficial owner of 107,555 shares of Common Stock and shares voting and dispositive power over 118,603 with Huntleigh Securities Corp., and Huntleigh Advisors, Inc.

 Page 5of 8 pages






        (b) Percent of class:
      Huntleigh Advisors, Inc.
                                                  1.67%
      Huntleigh Securities Inc.
                                                   1.67%
      Datatex Investment Services, Inc.
                                             1.67%

        (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote:
      Huntleigh Advisors, Inc.
                                     0 shares
      Huntleigh Securities Corp.
                                     11,048 shares
      Datatex Investment Services, Inc.
                              107,555 shares


          (ii) Shared power to vote or to direct the vote:
      Huntleigh Advisors, Inc.
                                         118,603 shares
      Huntleigh Securities Corp.
                                         118,603 shares
      Datatex Investment Services, Inc.
                                   118,603 shares

          (iii) Sole power to dispose or to direct the disposition of:
      Huntleigh Advisors, Inc.
                                          0 shares
      Huntleigh Securities Inc.
                                          11,048 shares
      Datatex Investment Services, Inc.
                                  107,555 shares
          (iv) Shared power to dispose or to direct the disposition of:
      Shared power to vote or to direct the vote:
      Huntleigh Advisors, Inc.
                                         118,603 shares
      Huntleigh Securities Inc.
                                          118,603 shares
      Datatex Investment Services, Inc.
                                   118,603 shares




      Item 5. Ownership of Five Percent or Less of a Class
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
      than five percent of the class of securities, check the following   o .

      Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

       Page 6 of 8 pages






      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
      Not applicable.

      Item 8. Identification and Classification of Members of the Group Huntleigh Advisors, Inc., and Huntleigh Securities Corp., and Datatex Investment Services, Inc. are under common control and may be deemed a group.

      Item 9. Notice of Dissolution of Group
      Not applicable.

      Item 10. Certification
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Date: June 17, 2011




      By: Huntleigh Advisors, Inc.

        /s/ Robert Chambers
        Robert Chambers, President

      By:


      Huntleigh Securities Corp.


        /s/ Robert Chambers
        Robert Chambers, President


         Datatex Investment Services, Inc.

        /s/ Robert Chambers
        Robert Chambers, President













Page 7 of 8 pages





Exhibit 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, of The Management Network Group, Inc. and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

      Date: June 17, 2011Huntleigh Advisors, Inc.

       By: /s/ Robert Chambers
         Robert Chambers, President

       Huntleigh Securities Corp.

       By: /s/ Robert Chambers
         Robert Chambers, President

       Datatex Investment Services, Inc.

       By: /s/ Robert Chambers, President
         Datatex Investment Services, Inc.










 Page 8 of 8 pages